NEWS

Sequans Communications Announces
Fourth Quarter 2020 and Fully Year 2020 Financial Results
PARIS - February 9, 2021 - Sequans Communications S.A. (NYSE: SQNS), a leading developer and provider of 5G/4G chips and modules, today announced financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter and Fully Year 2020 Highlights:
Revenue: Revenue was $15.8 million, an increase of 11.8% compared to the third quarter of 2020 and an increase of 58.4% compared to the fourth quarter of 2019. Full-year revenue for 2020 was $50.9 million, an increase of 65.0% compared to $30.9 million for 2019.
Gross margin: Gross margin was 45.1% compared to 42.0% in the third quarter of 2020, and compared to 51.2% in the fourth quarter of 2019. Full-year gross margin increased from 40.1% in 2019 to 46.1% in 2020.

Operating loss: Operating loss was $5.4 million compared to $5.9 million in the third quarter of 2020 and $4.6 million in the fourth quarter of 2019. Full year operating loss for 2020 was $24.7 million compared to $28.0 million for 2019.

Net loss: Net loss was $11.3 million, or ($0.36) per diluted ADS, compared to $9.0 million, or ($0.30) per ADS, in the third quarter of 2020 and $8.1 million, or ($0.34) per ADS, in the fourth quarter of 2019. Net loss in the fourth quarter of 2020 includes a $0.1 million gain on revaluation of the embedded derivative arising from the amendments to the convertible debt made in March 2020. The revaluation was a $1.5 million gain in the third quarter of 2020. Full year net loss for 2020 was $54.5 million, or ($1.94) per ADS, compared to $36.7 million, or ($1.54) per ADS, for 2019. Net loss for the full year includes a $13.1 million loss on the revaluation of the embedded derivative and a $1.4 million non-cash gain recorded as a result of the amendments to the convertible debt agreements.

Non-IFRS Net loss and diluted loss per ADS: Excluding the non-cash stock-based compensation, the non-cash impact of the fair-value and effective interest adjustments related to the convertible debt with embedded derivatives and other financings, the non-cash impact of convertible debt amendments, and deferred tax benefit or expense related to the convertible debt and other financings, non-IFRS net loss was $8.5 million, or ($0.28) per ADS, compared to $8.4 million, or ($0.28) per ADS in the third quarter of 2020, and $6.8 million, or ($0.29) per ADS, in the fourth quarter of 2019. The non-IFRS net loss includes foreign exchange losses of $1.9 million, or ($0.06) per ADS, in the fourth quarter of 2020 and $0.9 million, or ($0.03) per ADS, in the third quarter of 2020 and a foreign exchange loss of $0.8 million, or ($0.03) per ADS, in the fourth quarter of 2019. Full year non-IFRS net loss for 2020 was $33.0 million, or ($1.17) per ADS, compared to $31.6 million, or ($1.33) per ADS in 2019. Full year non-IFRS net loss for 2020 includes foreign exchange losses of $2.6 million, or ($0.09) per ADS, compared with a foreign exchange gain of $0.1 million, or ($0.00) per ADS, in 2019.

Cash: Cash, cash equivalents and short-term deposits at December 31, 2020 totaled $18.5 million compared to $25.3 million at September 30, 2020.

Sequans reports fourth quarter 2020 financial results

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q4 2020	%*	Q3 2020	%*	Q4 2019 (1)	%*	Full year 2020	%*	Full year 2019	%*
Revenue	$15.8		$14.1		$10.0		$50.9		$30.9
Gross profit	7.1	45.1%	5.9	42.0%	5.1	51.2%	23.5	46.1%	12.4
Operating loss	(5.4)	(34.4)%	(5.9)	(41.8)%	(4.6)	(45.7)%	(24.7)	(48.5)%	(28.0)	40.1%
Net loss	(11.3)	(71.3)%	(9.0)	(63.7)%	(8.1)	(81.4)%	(54.5)	(107.0)%	(36.7)	(90.6)%
Diluted earnings per ADS	($0.36)		($0.30)		($0.34)		($1.94)		($1.54)	(118.9)%
Weighted average number of diluted ADS	31,044,769		30,275,352		23,797,256		28,108,247		23,752,130
Cash flow from (used in) operations	(1.4)		(7.9)		16.3				5.1
Cash, cash equivalents and short-term deposits at quarter-end	18.5		25.3		14.1		18.5		14.1
Additional information on non-cash items:
- Non-cash stock-based compensation included in operating result	1.2		0.5		0.5		3.0		1.8
- Non-cash interest on convertible debt and other financing	1.7		1.6		1.3		6.4		4.4
- Non-cash change in the fair value of convertible debt embedded derivative	(0.1)		(1.5)		—		13.1		—
- Non-cash impact of convertible debts amendment	—		—		—		(1.4)		—
- Non-cash impact of deferred tax expense (benefit)	—		—		(0.5)		0.4		(1.0)
Non-IFRS diluted earnings per ADS	($0.28)		($0.28)		($0.29)		($1.17)		($1.33)
* Percentage of revenue
(1) Updated from the prior earnings release

"We had a strong finish in 2020 and we are off to an excellent start for 2021," said Georges Karam, CEO of Sequans. "Our fourth quarter revenue growth exceeded our target, even as demand related to portable routers began to return to pre-COVID levels, leading to year-over-year growth of almost 65%. Some of our most important accomplishments in 2020 included the strengthening of our go-to-market capabilities via relationships with new distributors and MCU partners, extending our technology leadership by introducing the second generation of our Monarch platform, and reaching important milestones in our 5G development, which is expected to create another major growth engine for the company. Several of these initiatives are already making a positive contribution and all will help sustain our momentum as time goes on, and support our goal of an average of 50% annual growth for the five-year period beginning in 2020.

"We are entering 2021 with the highest-ever level of backlog, driven by strong demand in the Massive IoT business. Since the end of 2020, we have secured several key Massive IoT design wins within our strong pipeline of developing business which will help offset lower revenue related to portable routers in 2021 and support our long-term growth objectives.”

Q1 2021 Outlook
The following statement is based on management’s current assumptions and expectations and assumes no increase in the severity or duration of the COVID-19 pandemic. This statement is forward-looking and actual results may differ materially.

Overall demand, driven mainly by Massive IoT, continues to be strong and supports the company’s short and long-term growth targets despite the already-anticipated reduction in the portable router business. Management expects Q1 2021 revenue to follow the company’s typical seasonal pattern of a decline compared to Q4; management has decided not to give specific quarterly guidance in view of the potential impact of industry-wide supply chain bottlenecks, which could delay some shipments.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the fourth quarter of 2020 today, February 9, 2021 at 8:00 a.m. ET /14:00 CET. To participate in the live call, analysts and investors should dial 800-437-2398 or +1 720-452-9102 if outside the U.S. When prompted, provide the event title or access code: 2037577. A

Sequans reports fourth quarter 2020 financial results

live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. An audio replay of the conference call will be available until February 16, 2021 by dialing toll free 888-203-1112 or 719-457-0820 from outside the U.S., using the following access code: 2037577.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events or our future financial performance and potential financing sources. All statements other than present and historical facts and conditions contained in this release, including any statements regarding expected seasonal revenue decline for the first quarter of 2021, long-term revenue goals, future results of operations and financial positions, business strategy and plans, expectations for Massive IoT and Broadband and Critical IoT sales, the ability to continue to operate remotely (as required) at high levels of productivity, increasing backlog of orders, the impact of the coronavirus on our manufacturing operations, supply chain, and on customer demand, the impact of component shortages and manufacturing capacity, and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We undertake no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. In addition to the risk factors contained in our Form 20-F for the fiscal year ended December 31, 2019, some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) our ability to meet performance milestones under strategic license agreements, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) our ability to remediate material weaknesses in our internal controls relating to controls over the accounting and presentation of complex, non-routine and certain other transactions, including certain revenue arrangements, (xiii) the impact of the coronavirus on the ability to operate our business and research, production of our products or demand for our products by customers whose supply chain is impacted or whose operations have been impacted by government shelter-in-place or similar orders, (xiv) the impact of the coronavirus on capital markets and our ability to raise debt and equity financing, and (xv) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. We have not filed our Form 20-F for the year ended December 31, 2020. As a result, all financial results described in this earnings release should be considered preliminary, and are subject to change to reflect any necessary adjustments or changes in accounting estimates, that are identified prior to the tie we file the Form 20-F.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt amendments, effective interest adjustments related to the convertible debt with embedded derivatives and other financings, and deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for IoT devices. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its Cassiopeia 4G Cat 4/Cat 6 and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, South Korea, and China.

Sequans reports fourth quarter 2020 financial results

Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports fourth quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	December 31, 2020	Sept 30, 2020	December 31, 2019 (1)

Revenue :
Product revenue	$12,064	$11,580	$5,854
Other revenue	3,727	2,542	4,112
Total revenue	15,791	14,122	9,966
Cost of revenue
Cost of product revenue	8,183	7,668	4,534
Cost of other revenue	494	527	332
Total cost of revenue	8,677	8,195	4,866
Gross profit	7,114	5,927	5,100
Operating expenses :
Research and development	7,938	7,984	5,664
Sales and marketing	2,003	1,774	1,864
General and administrative	2,606	2,076	2,124

Total operating expenses	12,547	11,834	9,652
Operating loss	(5,433)	(5,907)	(4,552)
Financial income (expense):
Interest income (expense), net	(3,643)	(3,623)	(3,110)
Change in fair value of convertible debt derivative	111	1,522	—
Foreign exchange gain (loss)	(1,936)	(885)	(822)
Loss before income taxes	(10,901)	(8,893)	(8,484)
Income tax expense (benefit)	361	98	(374)
Loss	$(11,262)	$(8,991)	$(8,110)
Attributable to :
Shareholders of the parent	(11,262)	(8,991)	(8,110)
Minority interests	—	—	—
Basic loss per ADS	($0.36)	($0.30)	($0.34)
Diluted loss per ADS	($0.36)	($0.30)	($0.34)
Weighted average number of ADS used for computing:
— Basic	31,044,769	30,275,352	23,797,256
— Diluted	31,044,769	30,275,352	23,797,256
(1) Updated from the prior earnings release

Sequans reports fourth quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve months ended Dec 31,
(in thousands of US$, except share and per share amounts)	2020	2019 (1)

Revenue :
Product revenue	$37,919	$21,947
Other revenue	12,997	8,917
Total revenue	50,916	30,864
Cost of revenue
Cost of product revenue	25,632	16,703
Cost of other revenue	1,834	1,782
Total cost of revenue	27,466	18,485
Gross profit	23,450	12,379
Operating expenses :
Research and development	30,855	23,799
Sales and marketing	7,912	7,968
General and administrative	9,369	8,570

Total operating expenses	48,136	40,337
Operating loss	(24,686)	(27,958)
Financial income (expense):
Interest income (expense), net	(14,474)	(9,593)
Change in fair value of convertible debt derivative	(13,129)	—
Convertible debt amendment	1,399	—
Foreign exchange gain (loss)	(2,650)	71
Loss before income taxes	(53,540)	(37,480)
Income tax expense (benefit)	936	(783)
Loss	$(54,476)	$(36,697)
Attributable to :
Shareholders of the parent	(54,476)	(36,697)
Minority interests	—	—
Basic loss per ADS	($1.94)	($1.54)
Diluted loss per ADS	($1.94)	($1.54)
Weighted average number of ADS used for computing:
— Basic	28,108,247	23,752,130
— Diluted	28,108,247	23,752,130
(1) Updated from the prior earnings release

Sequans reports fourth quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Dec 31,	At Dec 31,
(in thousands of US$)	2020	2019 (1)
ASSETS
Non-current assets
Property, plant and equipment	$9,187	$8,858
Intangible assets	25,312	16,696
Deposits and other receivables	466	401
Other non-current financial assets	386	335
Total non-current assets	35,351	26,290
Current assets
Inventories	6,225	6,664
Trade receivables	17,277	8,390
Contract assets	537	1,587
Prepaid expenses	962	901
Other receivables	3,264	2,253
Research tax credit receivable	5,232	3,132
Short-term deposits	10,900	—
Cash and cash equivalents	7,574	14,098
Total current assets	51,971	37,025
Total assets	$87,322	$63,315
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 133,934,090 shares authorized, issued and outstanding at December 31, 2020 (95,587,146 shares at December 31, 2019)	$3,269	$2,403
Share premium	276,560	233,720
Other capital reserves	46,677	43,656
Accumulated deficit	(363,209)	(308,733)
Other components of equity	(423)	(607)
Total equity	(37,126)	(29,561)
Non-current liabilities
Government grant advances, loans and other liabilities	11,203	6,150
Venture debt	2,172	7,071
Convertible debt	26,074	23,342
Convertible debt embedded derivative	12,395	—
Lease liabilities	4,762	3,204
Trade payables	851	1,139
Provisions	1,874	1,905
Deferred tax liabilities	19	429
Contract liabilities	2,473	11,572
Total non-current liabilities	61,823	54,812
Current liabilities
Trade payables	15,701	8,834
Interest-bearing receivables financing	14,228	4,068
Venture debt	6,104	5,109
Convertible debt	—	7,329
Lease liabilities	1,014	900
Government grant advances and loans	3,867	1,472
Contract liabilities	13,235	5,812
Other current liabilities and provisions	8,476	4,540
Total current liabilities	62,625	38,064
Total equity and liabilities	$87,322	$63,315
(1) Updated from the prior earnings releases; as set forth in the annual report on Form 20-F

Sequans reports fourth quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Twelve months ended Dec 31,
(in thousands of US$)	2020	2019 (1)
Operating activities
Loss before income taxes	$(53,540)	$(37,480)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	3,755	4,126
Amortization and impairment of intangible assets	6,018	4,279
Share-based payment expense	2,985	1,797
Increase (Decrease) in provisions	112	(244)
Interest expense, net	14,474	9,593
Change in the fair value of convertible debt embedded derivative	13,129	—
Convertible debt amendment	(1,399)	—
Foreign exchange loss (gain)	2,749	(420)
Loss on disposal of property, plant and equipment	6	(22)
Bad debt expense	4	515
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	(8,703)	6,546
Decrease in inventories	439	1,579
Decrease (Increase) in research tax credit receivable	(718)	622
Increase (Decrease) in trade payables and other liabilities	6,216	(705)
Decrease (Increase) in contract liabilities	(4,897)	14,984
Increase in government grant advances	270	288
Income tax paid	(286)	(365)
Net cash flow provided by (used in) operating activities	(19,386)	5,093
Investing activities
Purchase of intangible assets and property, plant and equipment	(6,566)	(3,520)
Capitalized development expenditures	(7,209)	(5,626)
Sale (purchase) of financial assets	(116)	(5)
Purchase of short-term deposits	(10,900)	—
Interest received	29	50
Net cash flow used in investments activities	(24,762)	(9,101)
Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	32	—
Public equity offering proceeds, net of transaction costs paid	29,272	—
Proceeds from issuing of warrants, net of transaction costs paid	—	8,269
Proceeds (Repayment of) from interest-bearing receivables financing	9,914	(6,227)
Proceeds from government loans, net of transaction cost	5,392	7,967
Proceeds from interest-bearing research project financing	405	1,126
Proceeds from convertible debt, net of transaction cost	2,050	—
Payment of lease liabilities	(1,221)	(1,299)
Repayment of interest-bearing research project financing	(355)	(168)
Repayment of government loans	(241)	(447)
Repayment of venture debt	(5,165)	(801)
Interest paid	(2,464)	(2,401)
Net cash flows from financing activities	37,619	6,019

Sequans reports fourth quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (Continued)

Net increase (decrease) in cash and cash equivalents	(6,529)	2,011
Net foreign exchange difference	5	1
Cash and cash equivalents at January 1	14,098	12,086
Cash and cash equivalents at end of the period	7,574	$14,098
(1) Updated from the prior earnings release

Sequans reports fourth quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	Dec 31, 2020	Sept 30, 2020	Dec 31, 2019 (3)
Net IFRS loss as reported	$(11,262)	$(8,991)	$(8,110)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	1,172	521	517
Non-cash change in the fair value of convertible debt embedded derivative	(111)	(1,522)	—
Non-cash interest on convertible debt and other financing (2)	1,663	1,608	1,265
Non-cash impact of deferred tax income (loss)	—	—	(489)
	$(8,538)	$(8,384)	$(6,817)
IFRS basic loss per ADS as reported	($0.36)	($0.30)	($0.34)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.04	$0.02	$0.02
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	($0.05)	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.04	$0.05	$0.05
Non-cash impact of deferred tax income (loss)	$0.00	$0.00	($0.02)
Non-IFRS basic loss per ADS	($0.28)	($0.28)	($0.29)
IFRS diluted loss per ADS	($0.36)	($0.30)	($0.34)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.04	$0.02	$0.02
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	($0.05)	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.04	$0.05	$0.05
Non-cash impact of deferred tax income (loss)	$0.00	$0.00	($0.02)
Non-IFRS diluted loss per ADS	($0.28)	($0.28)	($0.29)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$28	$4	$4
Research and development	647	209	136
Sales and marketing	190	105	100
General and administrative	307	203	277
(2) Related to the difference between contractual and effective interest rates
(3) Updated from the prior earnings release

Sequans reports fourth quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Twelve months ended Dec 31,
	2020	2019 (3)
Net IFRS loss as reported	$(54,476)	$(36,697)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	2,985	1,797
Non-cash change in the fair value of convertible debt embedded derivative	13,129	—
Non-cash interest on convertible debt and other financing (2)	6,355	4,358
Non-cash impact of deferred tax income (loss)	398	(1,018)
Non-cash impact of convertible debt amendment	(1,399)	—
	$(33,008)	$(31,560)
IFRS basic loss per ADS as reported	($1.94)	($1.54)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.11	$0.09
Non-cash change in the fair value of convertible debt embedded derivative	$0.47	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.23	$0.18
Non-cash impact of deferred tax income (loss)	$0.01	($0.04)
Non-cash impact of convertible debt amendment	($0.05)	$0.00
Non-IFRS basic loss per ADS	($1.17)	($1.33)
IFRS diluted loss per ADS	($1.94)	($1.54)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.11	$0.09
Non-cash change in the fair value of convertible debt embedded derivative	$0.47	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.23	$0.18
Non-cash impact of deferred tax income (loss)	$0.01	($0.04)
Non-cash impact of convertible debt amendment	($0.05)	$0.00
Non-IFRS basic loss per ADS	($1.17)	($1.33)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$42	$10
Research and development	1,394	508
Sales and marketing	529	282
General and administrative	1,020	997
(2) Related to the difference between contractual and effective interest rates
(3) Updated from the prior earnings release